Clark W. Petschek
December 17, 2008
+1 617 526 6443 (t) +1 617 526 5000 (f)
By EDGAR Submission	clark.petschek@wilmerhale.com
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549
Attention: Christine Allen

Re:	Alnylam Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 File No. 000-50743
Dear Ms. Allen:
Pursuant to our telephone conversation today, I am confirming Alnylam Pharmaceuticals, Inc.’s request for, and your acceptance of, an extension of time to respond to the comments of the Staff of the Securities and Exchange Commission in the above referenced matter. As discussed, Alnylam intends to submit its response not later than January 22, 2009.
Thank you for your consideration in this matter and please feel free to call me at the above number if you have any questions.
Sincerely,
/s/ Clark W. Petschek
Clark W. Petschek

cc:	Philip T. Chase, Esq. Lia Der Marderosian, Esq.
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
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